SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Rule 13d-2-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                             (Amendment No. _3_)(1)

                                 NetManage, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title Of Class Of Securities)

                                    641144308
                                 (CUSIP Number)

                                   Daniel Zeff
                          c/o Zeff Holding Company, LLC
                        50 California Street, Suite 1500
                             San Francisco, CA 94111
                                 (415) 439-5274
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 20, 2006

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.: |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

--------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  641144308                                                Page 2
                                       13D

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          Daniel Zeff
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  [ ]
                                                                    (b)  [x]

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          OO
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 903,788
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                -0-
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               903,788
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  -0-
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1)

          903,788
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*
                                                                    [x]

CUSIP No.  641144308                                                Page 3
                                       13D


--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.56%(2)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN

--------------------------------------------------------------------------------


(2) Based on 9,457,683 shares of Common Stock of NetManage, Inc. ("NetManage" or the "Issuer") outstanding at October 10, 2006, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 3, 2006. (3) Because Zeff Holding Company, LLC has sole investment and voting power over 395,492 shares of Common Stock owned of record by Zeff Capital Partners I, L.P., Zeff Holding Company, LLC may be deemed to have beneficial ownership of these shares.

CUSIP No.  641144308                                                Page 4
                                       13D


--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          Zeff Holding Company, LLC
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  [ ]
                                                                    (b)  [x]

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          WC
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 395,492
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                -0-
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               395,492
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  -0-
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(3)

          395,492
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*(4)
                                                                    [x]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.18%(2)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          OO
--------------------------------------------------------------------------------


(2) Based on 9,457,683 shares of Common Stock of NetManage, Inc. ("NetManage" or the "Issuer") outstanding at October 10, 2006, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 3, 2006. (3) Because Zeff Holding Company, LLC has sole investment and voting power over 395,492 shares of Common Stock owned of record by Zeff Capital Partners I, L.P., Zeff Holding Company, LLC may be deemed to have beneficial ownership of these shares.

(4) The amount in row (11) excludes 508,296 shares of Common Stock owned of record by Spectrum Galaxy Fund Ltd. Each of Zeff Holding Company, LLC and Zeff Capital Partners I, L.P. expressly disclaims beneficial ownership of all shares held by Spectrum Galaxy Fund Ltd.

CUSIP No.  641144308                                                Page 5
                                       13D

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          Zeff Capital Partners I, L.P.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  [ ]
                                                                    (b)  [x]

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          WC
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 395,492
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                -0-
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               395,492
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  -0-
--------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          395,492
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*(4)
                                                                    [x]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.18%(2)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------


(2) Based on 9,457,683 shares of Common Stock of NetManage, Inc. ("NetManage" or the "Issuer") outstanding at October 10, 2006, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 3, 2006. (3) Because Zeff Holding Company, LLC has sole investment and voting power over 395,492 shares of Common Stock owned of record by Zeff Capital Partners I, L.P., Zeff Holding Company, LLC may be deemed to have beneficial ownership of these shares.

CUSIP No.  641144308                                                Page 6
                                       13D


--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          Spectrum Galaxy Fund Ltd.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  [ ]
                                                                    (b)  [x]

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          WC
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          British Virgin Islands
--------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 508,296

    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                -0-

        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               508,296

       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  -0-
--------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          508,296
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*(5)
                                                                           [x]

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.37%(2)
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
--------- ----------------------------------------------------------------------

----------------------

(2) Based on 9,457,683 shares of Common Stock of NetManage, Inc. ("NetManage" or the "Issuer") outstanding at October 10, 2006, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 3, 2006. (3) Because Zeff Holding Company, LLC has sole investment and voting power over 395,492 shares of Common Stock owned of record by Zeff Capital Partners I, L.P., Zeff Holding Company, LLC may be deemed to have beneficial ownership of these shares.

(5) The amount in row (11) excludes 395,492 shares of Common Stock owned of record by Zeff Capital Partners I, L.P. Spectrum Galaxy Fund Ltd. expressly disclaims beneficial ownership of all shares held through Zeff Capital Partners I, L.P.

CUSIP No.  641144308                                                Page 7
                                       13D


Item 4.       Purpose of the Transaction

         Item 4 as previously filed is hereby amended to add the following:

         On November 20, 2006, the acquisition proposal to acquire the shares not already owned by the filing persons and Riley for $5.50 expired and was not extended. Riley Investment Management LLC and Zeff Capital Partners L.P. issued a press release announcing the termination of the acquisition proposal. A copy of this press release is attached as Exhibit A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 as previously filed is hereby amended to add the following:

         As noted in Item 4 above, the filing persons and Riley have withdrawn their acquisition proposal with respect to the Issuer. Accordingly, any informal understanding among the filing persons and Riley to consult with respect to such matters or otherwise has been terminated.

Item 7.       Material to be filed as Exhibits

         EXHIBIT A:     Press Release Announcing Termination of the Acquisition
         Proposal

CUSIP No.  641144308                                                      Page 8
                                       13D


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 27, 2006

                                  Zeff Capital Partners I, L.P.
                                      By: Zeff Holding Company, LLC, its General
                                               Partner
                                   By: /s/ Daniel Zeff
                                      ------------------------------------------
                                      Daniel Zeff, Manager

                                  Zeff Holding Company, LLC


                                   By: /s/ Daniel Zeff
                                      ------------------------------------------
                                      Daniel Zeff, Manager

                                  Spectrum Galaxy Fund Ltd.


                                  By: /s/ Dion R. Friedland
                                      ------------------------------------------
                                      Dion R. Friedland, Director



                                  By: /s/ Daniel Zeff
                                      ------------------------------------------
                                           Daniel Zeff

                                    EXHIBIT A


RILEY INVESTMENT MANAGEMENT, L.L.C.,
ZEFF CAPITAL PARTNERS, L.P.

FOR IMMEDIATE RELEASE

Los Angeles, Calif.--(BUSINESS WIRE)--November 21, 2006 - Riley Investment Management and Zeff Capital Partners' second offer to acquire NetManage, Inc. expired on November 20, 2006.

Riley Investment Management and Zeff Capital Partners are disappointed that NetManage did not accept our offer. In light of NetManage's challenging operational condition, we believe our offer to acquire the outstanding shares of NetManage, not already owned by us for $5.50 per share, was an excellent opportunity for shareholders to realize a premium for their shares at a fair price. We have come to the conclusion that the existing Board of Directors is not interested in selling NetManage even at a favorable price. We have therefore decided not to extend our offer.

Riley Investment Management and Zeff Capital Partners have also decided not to continue any joint activities with respect to NetManage, now that their second proposal has been rejected. Each of Riley Investment Management and Zeff Capital Partners reserves the right to independently consider and exercise all other options available to protect its investment in NetManage.